Mail Stop 3-9
									November 26, 2004

Stuart A. Benson
Chief Executive Officer
Vital Living, Inc.
5080 N. 40th Street, Suite 105
Phoenix, Arizona 85018

Re:	Vital Living, Inc.
	Form 10-QSB filed on November 22, 2004
	File Number 000-33211

Dear Mr. Benson:

We have limited our review of your Form 10-QSB to consideration of your stock purchase agreement with Langley Park Investments PLC and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Your most recent Form 10-QSB on file indicates that as of November 8, 2004, you had outstanding 79,322,687 shares of common stock outstanding. Based on the disclosure you provide in the Form 10-QSB, we note that you issued 5 million shares of your common stock to Langley Park Investments PLC, which appears to represent approximately
6.3 % of your total shares outstanding. Please tell us if you or Langley intend to file a Schedule 13D or Schedule 13G and when such filing will take place. We may have additional comments.


Form 10-QSB filed on November 22, 2004

Management`s Discussion and Analysis, page 21
2. We note you have only described the transaction entered into with Langley Park Investments PLC in your notes to the unaudited financial statements. Your Management`s Discussion and Analysis section should also contain the material terms of your transaction with Langley. Please revise your Management`s Discussion and Analysis section to describe the Langley transaction, and in compliance with the revisions requested below.
3. Briefly disclose the business and assets of Langley. Indicate when it incorporated and how long it has been engaged in its current business.
4. Please revise to disclose what percentage the shares you issued to Langley represent of your total shares outstanding and discuss how you determined the per share purchase price of $0.218. Compare it to the market price on the date of the agreement.
5. We note your disclosure that the "Purchase Price to be paid by Langley will be made through the delivery of Ordinary Shares of Langley to the Company with a value of (pound) 1 per share." Please specify how many total shares of Langley you received and what percentage of the total outstanding shares of Langley such shares represent.
6. In addition, briefly describe what "ordinary shares" of Langley mean as well as the material terms of such Langley shares.
7. Please disclose the US dollar equivalent of 1 pound per share on the date of the agreement and the total value of the shares of Langley you received. In addition, please explain how you determined the price of Langley ordinary shares you received in exchange for 5 million shares of your common stock. In that regard we note that Langley was not trading on an exchange on the date of the agreement.
8. Please disclose the purpose of entering into the transaction and the specific use of proceeds you intend to employ with the sale of the Langley shares.
9. Please include a brief discussion of the alternative financing methods you considered prior to entering into the arrangement with Langley and the specific reasons describing why you ultimately selected the stock purchase agreement with Langley.
10. We note your disclosure that Langley has agreed to not sell or transfer its common stock of Vital Living for a period of two years without your written consent and further that such consent may be withheld solely in your discretion. Please briefly describe the circumstances under which you may provide consent for the sale or transfer of the common stock held by Langley. Please also disclose if you have any obligations to register the shares of your common stock acquired by Langley.
11. We note your disclosure that you may sell your shares of Langley at any time. Please indicate if you have sold any shares to date. To the extent you have not sold any shares, please indicate why. In addition, please disclose the market price per share of the Langley shares as of a recent date.

*	*	*

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


You may contact Song Brandon at (202) 942-2831 or me at (202) 942-1840 with any questions.

							Sincerely,


							Jeffrey Riedler
							Assistant Director




Stuart A. Benson
Vital Living, Inc.
November 26, 2004
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